Exhibit 23.4

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” included in the Registration Statement (Form S-3) and related prospectus of Thermon Group Holdings, Inc. for the registration of shares of common stock, preferred stock, debt securities, warrants, stock purchase contracts and stock purchase units of Thermon Group Holdings, Inc. We also consent to the incorporation by reference to our reports dated October 31, 2010, with respect to the consolidated financial statements of Thermon Group Holdings, Inc., which report appears in the Annual Report on Form 10-K of Thermon Group Holdings, Inc. for the fiscal year ended March 31, 2011.

Shanghai JiaLiang CPAs

/s/ Shanghai JiaLiang CPAs

Shanghai, Peoples Republic of China
May 30, 2012